
Hemp-Lime Composite
2x4 Pine Lumber

SATIVA BUILDING SYSTEMS

SUPERIOR AND SUSTAINABLE GREEN BUILDING SYSTEMS

Zach Popp- Founder

info@sativabuildingsystems.com



THE PROBLEM

Traditional wall construction within homes and commercial buildings is susceptible to:

- Mold and moisture problems
- Fire
- Rot
- Decreased thermal efficiency because of air pockets
- Delayed construction due to requirement for multiple materials
- Poor ventilation because of no breathability

THE SOLUTION


Hemp



The Z Panel

A hemp-based stackable block panel used to construct the walls of buildings. The Z Panel is:

- **Made from non-toxic materials with no VOC's**
- **Breathable: It continuously filters the air within a building**
- **Vapor permeable: It absorbs and releases moisture to regulate indoor humidity**
- **Mold resistant**
- **Pest resistant**
- **Rot resistant**
- **Fire resistant**
- **1/6 the weight of concrete**
- **Affordable: Costs comparable to traditional construction**
- **Strong: Hempcrete resists cracking and movement**
- **Easy to use and assemble**
- **Efficient: It reduces the materials needed to build a wall from 6 different materials to 3.**
- **Carbon negative: Hempcrete sequesters more carbon than it creates**
- **Highly insulative: Tested R Value of 16**

THE Z PANEL IN ACTION



World's Greenest Greenhouse
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This small test build was a greenhouse that was constructed in just one day

GREEN BUILDING MATERIALS MARKET


500
400
300
200
100
0
Global Market
in Billions
2018
2019
2020
2021
2022
2023
2024
Year

11.7% Year Over Year Growtrh

SOURCE: HTTPS://WWW.RESEARCHANDMARKETS.COM/REPORTS/4775561/GREEN-BUILDING-MATERIALS-MARKET-GLOBAL-INDUSTRY

CONSUMER TRENDS

One of the most interesting trends is consumers' growing environmental conscience. More than a third of respondents (35%) would buy a product that's better for the environment over another that's slightly cheaper.

- 5% of consumers say their next car will be a hybrid/electric vehicle
- More than 50% of consumers oppose GMO foods
- 1 in 3 consumers prefer eco-friendly options

Building a hempcrete home offsets 3 years worth of personal carbon emissions

source: https://www.surveymonkey.com/curiosity/more-consumers-are-opening-their-wallets-for-eco-friendly-products/t

BUSINESS GROWTH MODEL

SATIVA BUILDING SYSTEMS

Capture 0.1% of the $540 Billion Per Year Residential Building Market by 2025

-Equivalent to Building 1100 Single Family Homes a Year

1100 homes built with Z Panel each year	$38,400	$42.2 M
	Revenue per home	Yearly Revenue
Based off capturing 0.1% of new construction residential market	Based off average home size of 2100 square feet	Projected by 2025

11.6 Million net profit based off projected 27.5% Net Margin

*these are only projections and can't be guaranteed.

COMPETITION

SATIVA BUILDING SYSTEMS

	Sativa Building Systems	Just Biofiber	IsoHemp	American Lime Technology	UK Hempcrete
Pre-formed Hemp Block/Panel	✓	✓	✓	✓	✓
Novel/Proprietary Design	✓	✓	✗	✗	✗
Affordable Materials	✓	✗	✗	✗	✗
Synergizes With Code Approved Load Bearing	✓	✗	✗	✗	✗
US Based Company	✓	✗	✗	✓	✗

ROADMAP

SATIVA BUILDING SYSTEMS

Build A Home And Develop Z Panel 2.0-Obtain R Value of 24

→ **Pursue Necessary Testing To Meet Residential Code Standards**

→ **Market And Sell Z Panel To Residential Consumers**

→ **Enter Commercial Market, Develop New Products And Scale**



***EXPLORE CONTRACT MANUFACTURING BEFORE AND AFTER ENTERING RESIDENTIAL MARKET**

*these are only projections and can't be guaranteed.

FINANCIAL

$500K

Seed Round

Initial invesment opportunity

Funds will be used to obtain a Technical Evaluation Report, secure manufacturing facility, and build a model home

Enter Market and Target Supplying 100 Homes Per Year By End of 2022

Double growth YoY to supply 1000+ homes by 2025

*these are only projections and can't be guaranteed.